                          [CLIFFORD CHANCE LETTERHEAD]

June 12, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:        Larry Greene, Division of Investment Management

Mail Stop 0505

         RE:      MORGAN STANLEY GLOBAL EQUITY FUNDS PROXY

Dear Mr. Greene:

         Thank you for your telephonic comments on May 24, 2006 regarding the joint preliminary proxy statement on Schedule 14A (the "Proxy Statement") for the Morgan Stanley Global Equity Funds (each, a "Fund" and collectively, the
"Funds") filed with the Securities and Exchange Commission (the "Commission") on
May 19, 2006. The Proxy Statement relates to the election of Trustees/Directors and changes to certain of the fundamental investment policies of the Funds.
Below, we describe the changes made to the Proxy Statement in response to the
Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

         The Funds have considered the Staff's comments and have authorized us to make on their behalf the responses and changes discussed below to the Proxy
Statement. These changes will be reflected in a definitive proxy statement on
Schedule 14A (the "Definitive Proxy Statement"), which will be filed via EDGAR on or about June 12, 2006.

                           COMMENTS TO PROXY STATEMENT
                           ---------------------------

COMMENT 1.   PLEASE INCLUDE IN THE PROXY STATEMENT THE ESTIMATED COSTS
             TO BE INCURRED IN CONNECTION WITH THE SHAREHOLDERS MEETINGS.

                      Response 1.   Such disclosure has been added to the
                      fifth paragraph on page 1 of the Definitive Proxy
                      Statement.

COMMENT 2.   CONFIRM WHETHER THE PROXY STATEMENT CONTAINS DISCLOSURE
             REGARDING THE TREATMENT OF ABSTENTIONS AND BROKER "NON-VOTES"
             FOR PURPOSES OF APPROVING THE PROPOSALS.

                      Response 2.   Disclosure regarding the treatment of
                      abstentions and broker "non-votes" has been added
                      after the chart on page 3 of the Definitive Proxy
                      Statement.

COMMENT 3.   EXPLAIN HOW THERE WILL BE NO MATERIAL CHANGE IN THE FUNDS'
             RISKS OR THE MANNER IN WHICH THE FUNDS WILL OPERATE, GIVEN THE
             POTENTIAL INCREASED USE OF BORROWINGS AND DERIVATIVES, SUCH AS
             OPTIONS, FUTURES AND SWAPS, IF PROPOSALS 3B AND 3D ARE
             APPROVED.

                      Response 3.   While the proposed fundamental policy
                      changes would permit the Funds to borrow money and
                      enter into derivative transactions to the extent
                      allowed under the Investment Company Act of 1940, as
                      amended (the "Investment Company Act"), there is no
                      current intention that any Fund will either increase
                      borrowing capacity or increase its use of options,
                      futures or swapsas a result of the approval of this
                      Proposal. Any such increase would require prior Board
                      approval.

COMMENT 4.   REGARDING THE DISCLOSURE IN PROPOSAL 2.A.,  PLEASE CONFIRM
             WHETHER A FUND'S COLLATERAL REQUIREMENTS CAN BE "OFTEN LARGER
             THAN" THE PRINCIPAL AMOUNT OF THE LOAN.

                      Response  4. We have revised the disclosure to read
                      "These collateral requirements are typically for
                      amounts at least equal to, and in certain cases\
                      larger than, the principal amount of the loan."

COMMENT 5.   REGARDING PROPOSAL 3.A., CONFIRM WHETHER ANY OF THE FUNDS
             CONTEMPLATES SEEKING EXEMPTIVE RELIEF FROM THE DIVERSIFICATION
             PROVISIONS OF THE INVESTMENT COMPANY ACT.

                      Response  5. None of the Funds contemplates seeking
                      exemptive relief from the diversification
                      requirements under the Investment Company Act. If
                      Proposal 3A is approved by shareholders, it would
                      permit a Fund to seek such relief if it were
                      determined to be appropriate at some point in the
                      future.

COMMENT 6.   REGARDING PROPOSAL 3.A., CONSIDER ADDING DISCLOSURE REGARDING
             THE DIVERSIFICATION REQUIREMENTS FOR REGULATED INVESTMENT
             COMPANIES ("RICS") UNDER SUBCHAPTER M OF THE INTERNAL REVENUE
             CODE OF 1986, AS AMENDED ("SUBCHAPTER M").

                      Response 6. Disclosure has been added to
                      Proposal 3.A. of the Definitive Proxy Statement to
                      the effect that each Fund will continue to comply
                      with the diversification and other requirements of
                      Subchapter M in order to qualify for the special tax
                      treatment afforded RICs.

COMMENT 7.   REGARDING PROPOSAL 3.B., PLEASE CONFIRM WHETHER THE FUNDS
             TREAT CERTAIN DERIVATIVE STRATEGIES AS "BORROWINGS".

                      Response 7. The Funds do not treat their derivatives
                      as borrowings.  In accordance with Dreyfus Strategic
                      Investing & Dreyfus Strategic Income (pub. avail.
                      June 22, 1987), the Funds either meet the segregation
                      requirements or "cover" their derivative positions
                      so as to eliminate any potential leveraging issues.

COMMENT 8.   REGARDING PROPOSAL 3.D., PLEASE CONFIRM WHETHER THE FUNDS'
             INCREASED ABILITY TO ENGAGE IN DERIVATIVES WILL CAUSE ANY
             ISSUES IN LIGHT OF REVENUE RULING 2006-1 REGARDING THE FUNDS'
             ABILITY TO COMPLY WITH SUBCHAPTER M.

                                  2

                      Response  8. We can confirm that the modification of the
                      fundamental policy regarding the Funds' investment in
                      commodities, commodity contracts and futures
                      contracts, in light of Revenue Ruling 2006-1, will
                      not give rise to any issues with respect to the
                      Funds' ability to comply with the "qualifying income
                      requirement" of Subchapter M.

COMMENT 9.   REGARDING PROPOSAL 3.D., PLEASE ADD DISCLOSURE AS TO THE KIND
             OF "OTHER DERIVATIVES" THE FUNDS WOULD CONSIDER INVESTING IN.

                      Response 9.  We have modified the disclosure in Proposal
                      3.D. to read:

                               "The extent to which any such Fund may
                      invest in futures contracts or other derivatives,
                      including options, futures contracts and related
                      options thereon, forward contracts, swaps, caps,
                      floors, collars and any other financial instruments,
                      will be disclosed in its prospectus and/or statement
                      of additional information."

COMMENT 10.  REGARDING PROPOSAL 4.B., PLEASE DISCLOSE WHETHER THE FUNDS' ABILITY
             TO INVEST IN OTHER INVESTMENT COMPANIES WOULD INCLUDE THEIR ABILITY
             TO INVEST IN EXCHANGE-TRADED FUNDS ("ETFS").

                      Response 10. We have added disclosure that if Proposal
                      4.B. is approved by shareholders, the Funds would be
                      permitted to invest in ETFs.

COMMENT 11.  REGARDING PROPOSAL 4.B., CONSIDER ADDING DISCLOSURE ABOUT THE
             DUPLICATION OF FEES ASSOCIATED WITH THE FUNDS INVESTING IN OTHER
             INVESTMENT COMPANIES.

                      Response 11. We have added the following disclosure to
                      Proposal 4.B.:

                          "To the extent a Fund invests a portion of
                      its assets in shares of other investment companies,
                      the Fund also will bear its proportionate share of
                      the expenses of the purchased investment company in
                      addition to its own expenses."

COMMENT 12.  REGARDING PROPOSAL 4.C., PLEASE CONFIRM WHETHER ANY FUND IS
             CURRENTLY LIMITED IN ITS ABILITY TO INVEST IN ILLIQUID OR
             RESTRICTED SECURITIES TO 10% OF ITS ASSETS.

                      Response 12.  Certain of the Funds are limited by their
                      respective fundamental investment limitations to
                      investing no more than 10% of their assets in illiquid
                      securities (the "affected Funds").  Under current
                      regulatory interpretations, open-end mutual funds are able to invest up to 15% of their assets in illiquid securities other than money market funds which are limited to 10%.
                      Accordingly, Proposal 4.C. is being submitted to
                      shareholders in order to allow the affected Funds to
                      invest in illiquid and restricted securities to the
                      extent permitted by current regulatory interpretations.
                      As no affected Fund is a money market fund, no affected
                      Fund is restricted to investing 10% of its assets in
                      illiquid securities by operation of law, other than by
                      their respective current fundamental investment
                      limitation. We have added disclosure to this effect.

COMMENT 13.  PLEASE DO NOT USE ALL CAPS FOR THE PARAGRAPH THAT ASKS THE
             SHAREHOLDERS TO VOTE "FOR" THE VARIOUS PROPOSALS.

                                       3

                      Response 13.  We have modified this paragraph to be in
                      sentence case.

COMMENT 14.  PLEASE CONFIRM WHETHER THERE IS A PRIOR NOTICE REQUIREMENT IN ORDER
             FOR A SHAREHOLDER TO SUBMIT A PROPOSAL UPON ATTENDING THE RELEVANT
             SHAREHOLDERS MEETING.

                      Response 14.  We can confirm that there is no such prior
                      notice requirement.

                         COMMENT TO FORM OF PROXY CARDS
                         ------------------------------

COMMENT 15.  IN RESPECT OF THE FUNDAMENTAL POLICY PROPOSALS, CONSIDER ADDING AN
             OPTION TO PERMIT SHAREHOLDERS TO VOTE "AGAINST ALL EXCEPT".

                      Response 15. We have revised the proxy cards so that the
                      shareholders will vote separately on each fundamental
                      policy proposals. In addition to the separate policy
                      proposals, the revised proxy cards have "For all" but
                      not "Against all." Accordingly, we believe that this
                      comment is no longer applicable.

     As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

o    each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    each Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or
Edward Meehan at (212) 762-8687. Thank you.

Best regards,

/s/ Richard Horowitz
------------------------
Richard Horowitz